WDL-REQ

24-10302

Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

RECEIVED
NOV 14 2011
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

October 28, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Withdrawal of the Request for Acceleration of Qualification Date

We hereby respectfully withdraw the October 20, 2011 request for acceleration of offering qualification date.

The Issuer:
Texaplex Properties, LLC

Signed by:

Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director